Skadden, Arps, Slate, Meagher & Flom llp

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November 23, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dale Welcome

Kevin Stertzel

Division of Corporation Finance

Office of Manufacturing

Re:	NextGen Acquisition Corp. II

Amendment No. 1 to Registration Statement on Form S-4

Filed October 29, 2021

File No. 333-259574

Ladies and Gentlemen:

On behalf of our client, NextGen Acquisition Corp. II (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 10, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission by the Company on October 29, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

November 23, 2021

Amendment No. 1 to Registration Statement on Form S-4
Third-Party PIPE Investor Warrant, page 13

1.	We note your response to comment 2. Please revise to clarify the commercial arrangements entered into with Boeing.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 13, 112 and 273 of the Amended Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustment (D), page 194

2.	We note your response to comment 17. To the extent that a portion of the $44 million in estimated transaction costs refer to NextGen’s expenses specifically related to the business combination, it appears to us that such costs would not be offset against additional paid-in capital, but rather reflected on an adjustment to accumulated deficit in the pro forma condensed combined balance sheet and reflected as a non-recurring adjustment to selling, general and administrative expenses in the pro forma statement of operations. Please revise your registration statement as appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 31, 190, 192, 194 and 195 of the Amended Registration Statement.

*       *       *       *

November 23, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2438.

Very truly yours,

/s/ Howard L. Ellin
Howard L. Ellin

cc:	Patrick Ford

NextGen Acquisition Corp. II

cc:	Dan Hart

Vieco USA, Inc.

cc:	Brita O’Rear

Vieco USA, Inc.

cc:	Derrick Boston

Vieco USA, Inc.

cc:	June S. Dipchand

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	David J. Goldschmidt

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Justin G. Hamill

Latham & Watkins LLP

cc:	Rachel W. Sheridan

Latham & Watkins LLP

cc:	Drew Capurro

Latham & Watkins LLP